

INVESTOR VOICE, SPC
111 Queen Anne Ave N
Suite 500
Seattle, WA 98109
(206) 522-3055

NAME OF REGISTRANT:

Chevron Corporation

➢ **ticker: CVX**

NAME OF PERSON RELYING ON EXEMPTION:

Investor Voice, SPC

ADDRESS OF PERSON RELYING ON EXEMPTION:

111 Queen Anne Ave N, Suite 500
Seattle, WA 98199

Written materials are submitted pursuant to Rule 14a-6(g)(1) as promulgated under the Securities Exchange Act of 1934.

Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.



INVESTOR VOICE, SPC
111 Queen Anne Ave N
Suite 500
Seattle, WA 98109
(206) 522-3055

Chevron Corporation
(ticker: CVX)

2017 Proxy Memorandum
Item #11 – Special Meetings

Please vote FOR:

Stockholder Proposal Regarding Special Meetings
Item #11 on the Proxy Card, page 76

2017 Annual Meeting of Stockholders:

8:00am Central Time on Wednesday, May 31, 2017
6301 Deauville Boulevard
Midland, TX 79706

Contact person:

Bruce Herbert, AIF
Chief Executive
Investor Voice
team@investorvoice.net | (206) 522-3055

Synopsis & Rationale:

1. A "Special Meeting" can currently be called when 15% of shareholders collectively call for a meeting. 15% of Chevron shareholders = approximately 280 million shares.

2. The proposal seeks a more reasonable 10% threshold, which represents 189 million shares or approximately $20 billion worth of stock, which constitutes a quite sizable threshold.

3. For reasons detailed in the proposal and outlined below, Investor Voice believes Chevron's mishandling has helped to increase financial liabilities and potential operating risks related to Ecuador that now exceed $12 billion.

   These liabilities stem from a judgment against the company that was levied and subsequently upheld against the company for oil pollution caused in Ecuador.

4. Chevron shareholders need the good-governance protections and accountability afforded by a more reasonable 10% threshold; and the company's argument against the proposal cites no meaningful evidence of potential harm to shareholders from a 10% threshold.

5. In 2016, this proposal won the support of nearly 30% of shares voted, representing over $40 billion in shareholder value.

➢ **THEREFORE, PLEASE VOTE FOR ITEM #11, SPECIAL MEETINGS**

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Investor Voice is not able to vote your proxies, nor does this communication contemplate such an event. Investor Voice urges shareholders to vote FOR Item number 11 following the instructions provided on the management's proxy mailing.

Summary of Chevron
Special Meeting Resolution

Resolved: Shareowners request that the Board of Chevron Corporation ("Chevron" or "Company") take the steps necessary to amend Company bylaws and appropriate governing documents to give holders of 10% of outstanding common stock the power to call a special shareowners meeting. To the fullest extent permitted by law, such bylaw text in regard to calling a special meeting shall not contain exceptions or excluding conditions that apply only to shareowners but not to management or the Board.

The resolution would enhance shareholder ability to consider important or urgent matters between the regularly scheduled annual meetings. This good-governance request is reasonable, beneficial and, in the case of Chevron, warranted.

Proponents believe that Chevron's management has materially mishandled legal matters brought against the company by communities in Ecuador – in ways that increased liabilities for the matter, currently amounting to $12 billion. Moreover, proponents are concerned about the adequacy of the company's disclosure of those risks to shareholders. Finally, proponents are deeply troubled that the company has harassed longstanding shareholders who questioned the company's approach to these issues.

As a protection for shareholders, proponents seek to lower to 10% the threshold required for shareholders to call a Special Meeting. This would remove the current 15% threshold, and provide shareholders greater flexibility to discuss and address any concerns about company strategy and management performance.

PLEASE VOTE <u>FOR</u> ITEM #11, SPECIAL MEETINGS

continued on next page...

Background on the Ecuador Judgment

Chevron acquired Texaco in 2001, and in so doing it acquired significant legal, financial, and reputational liabilities that stemmed from oil pollution of the water and lands of communities located in the Ecuadorian Amazon. From 1964 to 1992, Texaco was the sole operator of oil extraction facilities in a remote northern region of the Ecuadorian Amazon.

For more than twenty years, the Amazon communities affected by these extractive operations litigated claims against Texaco (and later Chevron after it purchased Texaco in 2001). In 1993 a group of citizens living near Texaco's Ecuadorian production sites filed in New York a class-action lawsuit against Texaco alleging that the company had knowingly used substandard environmental practices which contributed to massive soil and water contamination. Over the ensuing decade, Texaco petitioned to have the case transferred to Ecuador and subsequently agreed to accept jurisdiction there.

On February 14, 2011, the Ecuadorian Provincial Court issued its final judgment in which it found Chevron liable for more than $18 billion in compensatory and punitive damages. This award constitutes one of the largest court judgments for environmental damages in history. Less than a year later, on January 3, 2012, an Ecuadorian appeals court affirmed the $18 billion judgment in its entirety, and, on March 1st that same year declared that the judgment was final and enforceable. The case culminated in November 2013 when the National Court of Justice (the Ecuadorian equivalent of the U.S. Supreme Court), nullified the punitive damages component of the trial court judgment but confirmed the compensatory award – for a final $9.5 billion judgment against Chevron.

The Ecuadorian villagers then filed judgment enforcement actions targeting Chevron assets in Canada, Brazil, and Argentina. In September 2015 the Supreme Court of Canada rejected Chevron's arguments and unanimously ruled that the Ecuadorian plaintiffs may proceed to enforce the $9.5 billion judgment, which has now grown with interest to $12 billion. In January 2017, the Ontario Superior Court of Justice ruled that the case may proceed to trial, which is expected to take place later this year. Although the judge did shield Chevron Canada's assets from seizure, that portion of the ruling may be overturned upon appeal. The judgment represents more than 73% of the value of Chevron's total assets in Canada. In addition, interest on the underlying judgment is increasing Chevron's liability by an estimated $275 million per year.

It is our belief that instead of negotiating an expedient, fair, and comprehensive settlement with the affected communities in Ecuador, Chevron management pursued a costly, risky, and ultimately unsuccessful legal strategy that involved material missteps. Although the Company has engaged in various legal efforts to try to negate the Ecuador judgment, the proliferation of circumstances and locations where the Ecuador judgment may be enforced increases the likelihood of a large eventual loss as a result of the case.

Shareholders who sought to understand and to question management's thinking around these topics were issued subpoenas in 2012. As part of pursuing this questionable anti-shareholder strategy, the company also filed a frivolous ethics complaint against the Comptroller of the State of New York, Thomas DiNapoli.

Further Rationale to vote <u>FOR</u> this Proposal

1. **The enormous breadth of Chevron's global business operations makes the company particularly vulnerable to enforcement of the $12 billion Ecuadorian judgment.**

There are numerous jurisdictions around the world besides Canada in which plaintiffs could seek court recognition and enforcement of the judgment, including a number where Chevron has substantial reserves that are of strategic importance. In fact, the plaintiffs have launched similar enforcement actions in Argentina and Brazil. As stated by Marco Simons, Legal Director of EarthRights International:

> [T]he plaintiffs only need to win once or a few times, while Chevron needs to win everywhere. Even if Chevron wins twenty cases, just one loss could cost the company hundreds of millions or billions of dollars.[1]

2. **Besides the $12 billion judgment, Chevron faces a cascading of risk to its assets, supply chain, reputation, and business relationships.**

Chevron Deputy Comptroller Rex Mitchell, in sworn testimony, made clear that enforcement of the $12 billion judgment would be "disruptive" and cause "irreparable" damage to Chevron:

> The seizure of Chevron assets, such as oil tankers, wells, or pipelines, in any one of these countries, would disrupt Chevron's supply chain and operations; and seizures in multiple jurisdictions would . . . cause significant, irreparable damage to Chevron . . . [and] is likely to cause irreparable injury to Chevron's business reputation and business relationships...[2]

3. **Chevron's strategy of suing the Ecuadorian communities in a RICO suit and forcing the government of Ecuador to participate in an investor treaty arbitration exposes the company to significant reputational risk.**

Over one-half of Chevron's market value derives from its oil and gas production operations – which tend to enjoy higher profit margins compared to "downstream" businesses such as refined product sales. To succeed and grow, Chevron needs to win a steady stream of new projects around the world. To accomplish this, Chevron must establish legal permission (from a government) and also enjoy a "social license to operate" from local communities.

We believe the proceedings are building a reputation for Chevron as being a company that does not deal fairly with governments and local communities. This can be reasonably expected to lower Chevron's opportunity for new business.

continued on next page...

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[1] "Chevron fights justice in Ecuador on two fronts, but needs to win everywhere," EarthRights International blog, by Marco Simons, 4 May 2011 http://www.earthrights.org/blog/chevron-fights-justice-ecuador-two-fronts-needs-win-everywhere

[2] Declaration of Chevron Deputy Comptroller Rex Mitchell in support of Chevron Corporation Motion for a Preliminary Injunction, Filed 2/5/2011, p. 4

4. **Management has resisted shareholder requests for heightened transparency and accountability.**

    In May 2011 shareholders of Chevron – representing $156 billion of assets under management – in a letter called upon the company "to fully disclose to shareholders the risks to its operations and business from the potential enforcement of the *Aguinda* verdict" and to "reevaluate whether endless litigation in the *Aguinda* case is the best strategy for the Company and its shareholders…"

    The company has essentially been unresponsive, so in addition shareholders have submitted requests to the Securities and Exchange Commission to review whether Chevron has appropriately disclosed to shareholders the scope and magnitude of the financial and operational risk that arises from the Ecuadorian judgment.

5. **Significant numbers of Chevron shareholders demand higher standards of sound corporate governance.**

    In the last few years, a significant percentage of Chevron's shareholders supported resolutions that called for good-governance reforms.

    In addition to the Special Meeting resolution, shareholders have submitted proposals that request **(a)** the appointment of a director with expertise in environmental liability, and **(b)** the separation of the positions of Chief Executive Officer and Chair of the Board.

    All these good-governance resolutions have routinely won the support of 30% or more of shares voted.


THEREFORE, PLEASE VOTE <u>FOR</u> ITEM #11, SPECIAL MEETINGS

~ ~ ~


NOTE: This is <u>not</u> a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Investor Voice is <u>not able</u> to vote your proxies, nor does this communication contemplate such an event. Investor Voice urges shareholders to <u>vote FOR Item number 11</u> following the instructions provided on the management's proxy mailing.